UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  T.J.T., INC.
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                     ---------------------------------------
                         (Title of Class of Securities)

                                   872538-10-3
                               ------------------
                                 (CUSIP Number)

                                February 9, 2001
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                                SCHEDULE 13G

--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

         Paul G. Smith
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a)  [  ]
     if a Member of a Group
     (See Instructions)                               (b)  [  ]

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4) Citizenship or Place of Organization

       U.S.
--------------------------------------------------------------------------------

Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5)  Sole Voting Power:                  837,500 Shares

(6)  Shared Voting Power: none

(7)  Sole Dispositive Power:             837,500 Shares

(8)  Shared Dispositive Power: none

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person

            Paul G. Smith               837,500 Shares
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount          [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                   17.3%

--------------------------------------------------------------------------------

12)  Type of Reporting Person
     (See Instructions)

                  IN

--------------------------------------------------------------------------------

Item 1.
------

         (a) The name of issuer as to whose securities this statement relates is T.J.T., Inc. (the "Issuer").

         (b) The address of the Issuer's principal place of business is 843 N. Washington Street, Emmett, Idaho 83617.

Item 2.
-------

         (a-c) Paul G. Smith (the "Reporting Person"), a U.S. citizen, resides at 550 Lake Street, #303, San Francisco, California 94118.

         (d-e) The subject securities are the Issuer's shares of Common Stock, $.001 par value (CUSIP No. 872538-10-3) (the "Shares")


Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------    (c) check whether the person filing is a:

          (a-j) Not applicable.

Item 4.  Ownership.
------   ---------

     (a-c) The Reporting Person is the sole direct and beneficial owner of 837,500 Shares, or approximately 17.3% of the outstanding Shares. The Reporting Person holds sole voting and disposition power over such Shares.


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Not applicable.


Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         --------

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.


Item 10.  Certification.
-------   -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2003




/s/ Paul G. Smith
Paul G. Smith